Exhibit (a)(1)

May 1, 2008

To our Stockholders:

On April 21, 2008, we announced that Packeteer had entered into a merger agreement with Blue Coat Systems, Inc. Under the terms of the merger agreement, a wholly-owned subsidiary of Blue Coat has commenced a tender offer to acquire all of the outstanding shares of common stock of Packeteer for $7.10 net per share, in cash, without interest, less any applicable withholding taxes (the “Offer Price”).

The tender offer, which commenced today, will expire at 5:00 p.m. on May 30, 2008, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. The tender offer is subject to certain conditions, including the tender of a majority of the outstanding shares of Packeteer common stock.

Following the completion of the tender offer, a wholly-owned subsidiary of Blue Coat will merge into Packeteer, and each share of Packeteer common stock remaining outstanding will be converted into the right to receive the Offer Price.

Our board of directors has determined that the tender offer, merger agreement and the transactions contemplated thereby, are advisable, fair to and in the best interests of Packeteer stockholders, and recommends that Packeteer stockholders accept the tender offer and tender their shares in the tender offer.

In arriving at its recommendation, the board of directors considered a number of factors. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9. Also enclosed are Blue Coat’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Packeteer common stock in the tender offer. We urge you to read these documents and consider this information carefully.

I thank you for the support you have given to Packeteer over the years.

Very truly yours,

Dave Côté,
President and Chief Executive Officer